UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Preemadonna Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       March 12, 2013

Physical address of issuer
1250 Borregas Ave, #75, Sunnyvale, CA 94089

Website of issuer
www.preemadonna.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 5.0% (five percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd SAFE Units of the issuer that is equal to 2.0% (two percent) of the total number of Crowd SAFE (Simple Agreement for Future Equity) Units sold by the issuer in the Offering.

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity) Units

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
April 6, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$108,482.00	$61,010.00
Cash & Cash Equivalents	$43,148.00	$22,206.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$76,955.00	$97,614.00
Long-term Debt	$406,823.00	$270,877.00
Revenues/Sales	$109,645.00	$0.00
Cost of Goods Sold	$0.00	$0.00

Taxes Paid	-$2,673.00	$0.00
Net Income	-$105,326.00	-$283,720.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 6, 2018

FORM C

Up to $1,070,000.00

Preemadonna Inc.



Crowd SAFE (Simple Agreement for Future Equity) Units

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Preemadonna Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd SAFE (Simple Agreement for Future Equity) Units of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $10.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive a cash fee consisting of a 5.0% (five percent) commission based on the amount of investments raised in this Offering and paid upon disbursement of funds from escrow at the time of closing, and a securities commission equivalent to 2.0% (two percent) of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$10.00	$0.50	$9.50
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,016,500

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) OpenDeal Inc. dba "Republic" will receive Equity interest equal to 2% of the total Securities issued as part of such Successful Offering in connection with the Offering

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.preemadonna.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is February 6, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY

SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should,"

"can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: www.preemadonna.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is

submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Preemadonna Inc. (the "Company" or "Preemadonna") is a Delaware corporation, formed on March 12, 2013.

The Company is located at 1250 Borregas Ave, #75 Sunnyvale, CA 94089.
The Company also has an additional address at 665 Roble Ave, Unit E, Menlo Park, CA 94025.

The Company's website is www.preemadonna.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company designs, manufactures, and markets consumer electronics for on demand printing applications, and sells a variety of related software, services, accessories, physical consumables and third-party digital content and applications. The Company also sells and delivers digital content and applications.

The Offering

Minimum amount of Crowd SAFE (Simple Agreement for Future Equity) Units being offered	25,000
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if minimum amount reached)*	25,000
Maximum amount of Crowd SAFE (Simple Agreement for Future Equity) Units	1,070,000
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if maximum amount reached)	1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$10.00
Offering deadline	April 6, 2018
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	See the description of the voting rights on page 35 hereof.

*The quantity of Crowd SAFE (Simple Agreement for Future Equity) Units represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd SAFE (Simple Agreement for Future Equity) Units issued and outstanding, proportionally.

The price of the Securities has been determined by the Company arbitrarily and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS
Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as beauty, toy, arts and crafts, and education, where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Herpreet Walia who serves as Chief Executive Officer & President and a member of the Board of Directors of the Company as well. Additionally, the Company depends on Jesse Draper who serves on the Board of Directors of the Company. The Company has or intends to enter into employment agreements with Jesse Draper and Herpreet Walia although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jesse Draper and Herpreet Walia or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As an original equipment manufacturing partner of several inkjet printing companies and a future distributor of nail care consumables, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be acheived and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, ensuring compliance with increasingly thorough and time-consuming privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise

transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Jesse Draper and Herpreet Walia in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Jesse Draper and Herpreet Walia die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, other commodities, and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of chemicals and raw materials as well as nail care consumables including portable glass jars and plastic packaging materials provided by third-party suppliers. We buy from a variety of manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

The consolidation of retail customers could adversely affect us.
Retail customers, such as mass retailers, drugstores, beauty specialty retailers and salons in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, quality and safety or other cosmetic regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration,

U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.
In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any

delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.
Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Net neutrality could have an adverse impact on our business and results of operations.
On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II (common carrier) of the Communications Act of 1934 to Internet service providers. This new classification could cause a reduction in our websites accessibility or the need for the Company to pay Internet service providers premium fees to ensure quick and efficient access to the Company's website. Therefor the FCC ruling and its consequences could adversely affect our business and results of operations.

We rely on other companies to provide major components for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.
We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute filmed entertainment, news articles, written content, digital art, digital music and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as movie studios, television production companies, sports organizations, freelance writers, freelance artists, photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.
A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iii) new laws and regulations that prohibit or restrict certain types of advertisements; and (iv) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users ratings for our content.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.
Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen,

such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims made against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we

regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as HP Inc., to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or

service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Risks Related to the Securities

The Crowd SAFE (Simple Agreement for Future Equity) Units will not be freely tradable until one year from the initial purchase date. Although the Crowd SAFE (Simple Agreement for Future Equity) Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd SAFE (Simple Agreement for Future Equity) Units. Because the Crowd SAFE (Simple Agreement for Future Equity) Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd SAFE (Simple Agreement for Future Equity) Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd SAFE (Simple Agreement for Future Equity) Units may also adversely affect the price that you might be able to obtain for the Crowd SAFE (Simple Agreement for Future Equity) Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 55.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of

equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.
The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

Right of Repurchase
The Company has not planned and does not anticipate a Liquidity Event in the next 6 calendar months, the Company, at its sole discretion, may announce and implement a repurchase of the Crowd SAFE Units for the greater of (i) the Purchase Amount paid by the Purchaser, plus a premium of 25% of that Purchase Amount or (ii) the fair market value of the Crowd SAFE Units as determined by an independent third party.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The Company designs, manufactures, and markets consumer electronics for on demand printing applications, and sells a variety of related software, services, accessories, physical consumables and third-party digital content and applications. The Company also sells and delivers digital content and applications.

Business Plan
The Company is committed to bringing the best user experience to its customers through its innovative hardware, software and services. The Company's business strategy leverages its unique ability to design and develop its own source code, hardware, application software and services to provide its customers products and solutions with innovative design, superior ease-of-use and seamless integration. As part of its strategy, the Company continues to expand its platform for the discovery and delivery of third-party digital content and applications. We allow customers to discover and download our mobile applications through a variety of personal electronic devices, including Apple and Android. The Company also supports a community for the development of third-party software and hardware products and digital content that complement the Company's offerings.

The Company is being backed by Halogen Ventures, a venture capital firm which focuses on tech companies built by women. Halogen Ventures was founded by Jesse Draper, daughter of DFJ and Draper Associates founder Tim Draper.[1]

History of the Business The Company's Products Services

Product	Description	Current Market
Nailbot	Nailbot is a product category of nail printing devices that automate the nail decoration process. These printing devices are controlled by a user's smartphone and are sold in a nail care kit. The Nailbot is powered by Preemadonna's art marketplace platform where users can create, share and modify art designs.	Initial primary customers of the Nailbot are young women ("Preemadonnas") that use nail art. On the platform side, users may be art creators or brands seeking to reach the Nailbot user base.

We are constantly creating and developing new generations of our products which appeal to our customers. We currently offer an early generation Nailbot and are hoping to introduce new generations of the Nailbot and other lifestyle consumer printing applications with alternate features which appeal to new segments of the market in the coming years.

We will be initially offering our nail printing products (Nailbot) initially via our online website, and eventually through third party distributors, mass merchandisers, beauty retailers, QVC, drug stores, department stores, salons, e-commerce and high-frequency stores.

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[1] https://www.cnbc.com/2018/01/05/top-vc-deals-google-chushou-apple-buddybuild-aimotive-coinify.html

Competition
The Company's immediate competitors include other nail robotics, nail printing or nail sticker companies including 02Nails, Fingernails2Go, ArtPro Nails, MeticX Technologies ltd., NailSnaps & Jamberry. Other competitors include major beauty conglomerates and mobile beauty technology companies including: MetaVerse Makeovers, Perfect Corporation, and Coty L'Oréal.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base
Although most components essential to the Company's business are generally available from multiple sources, a number of components are currently obtained from single or limited sources. In addition, the Company competes for various components with other participants in the markets for inkjet printing, mobile communication and media devices and personal computers. Therefore, many components used by the Company, including those that are available from multiple sources, are at times subject to industry-wide shortage and significant pricing fluctuations that could materially adversely affect the Company's financial condition and operating results.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Consumer Printing Manufacturers	Inkjet Cartridge and/or corresponding electronic components	50.0%
Ink Filling specialists	Non-toxic ink for printing applications	100.0%
Nail Polish Manufacturers	Nail Care Consumables that work with printing system	50.0%

Our current customers are individual consumers of our hardware products and our digital nail art content as well as advertisers and brands eager to connect with such consumers.

Intellectual Property

Patents
On August 25, 2014, the Company applied for a patent in the United States for a "Nail Decorating Apparatus". On June 27, 2017 the Company was granted this patent with registration number 2016-0345708A1. The patent has the following abstract: Decorating a human nail including: (i) using a positioning aid to place a user's finger beneath a camera; (ii) capturing an image of the user's fingernail; (iii) based on the captured image, determining at least one measurement of the fingernail or finger; (iv) calculating a print area based on the at least one measurement; (v) communicating the print area to the ink jet printer assembly; (vi) placing the user's finger in contact with a touchscreen of the portable electronic device; (vii) detecting that the user's finger is within the print area; and (viii) applying a nail-coating material to the print area.

On May 19, 2017, the Company applied for a patent in the United States for a "Systems, Methods, and Apparatuses for Decorating Nails". This patent application, application number 15/599,503, has the following description: The innovation includes a system that can paint a user's nail. The system can utilize a user's smartphone and use the touch screen and camera to detect the position of the user's nail. The system can further move an applicator to an appropriate position or instruct the user to move their finger relative to the applicator to paint the nail. The innovation further includes methods for decorating a human nail. Embodiments include for example (i) using a

positioning aid to place a user's finger beneath a camera; (ii) capturing an image of the user's fingernail; (iii) based on the captured image, determining at least one measurement of the fingernail or finger; (iv) calculating a print area based on the at least one measurement; (v) communicating the print area to the ink jet printer assembly; (vi) placing the user's finger in contact with a touchscreen of the portable electronic device; (vii) detecting that the user's finger is within the print area; and (viii) applying a nail-coating material to the print area. This patent application is still pending.

On January 22, 2017, the Company applied for a patent in the United States for an "Apparatus for Applying Coating to Nails". This patent application, application number 2017-0215550AI, has the following description: The innovation includes a system that can paint a user's nail. The system can utilize a user's smartphone and use the touch screen and camera to detect the position of the user's nail. The system can further move an applicator to an appropriate position or instruct the user to move their finger relative to the applicator to paint the nail. The innovation further includes methods for decorating a human nail. Embodiments include for example (i) using a positioning aid to place a user's finger beneath a camera; (ii) capturing an image of the user's fingernail; (iii) based on the captured image, determining at least one measurement of the fingernail or finger; (iv) calculating a print area based on the at least one measurement; (v) communicating the print area to the ink jet printer assembly; (vi) placing the user's finger in contact with a touchscreen of the portable electronic device; (vii) detecting that the user's finger is within the print area; and (viii) applying a nail-coating material to the print area. This patent application is still pending.

On January 18, 2017, the Company applied for a patent in Canada for an "Apparatus for Applying Coating to Nails". This patent application, application number 2,955,640, has the following description: The innovation includes a system that can paint a user's nail. The system can utilize a user's smartphone and use the touch screen and camera to detect the position of the user's nail. The system can further move an applicator to an appropriate position or instruct the user to move their finger relative to the applicator to paint the nail. The innovation further includes methods for decorating a human nail. Embodiments include for example (i) using a positioning aid to place a user's finger beneath a camera; (ii) capturing an image of the user's fingernail; (iii) based on the captured image, determining at least one measurement of the fingernail or finger; (iv) calculating a print area based on the at least one measurement; (v) communicating the print area to the ink jet printer assembly; (vi) placing the user's finger in contact with a touchscreen of the portable electronic device; (vii) detecting that the user's finger is within the print area; and (viii) applying a nail-coating material to the print area. This patent application is still pending.

On January 23, 2017, the Company applied for a patent in Japan for an "Apparatus for Applying Coating to Nails". This patent application, application number 2017-521225, has the following description: The innovation includes a system that can paint a user's nail. The system can utilize a user's smartphone and use the touch screen and camera to detect the position of the user's nail. The system can further move an applicator to an appropriate position or instruct the user to move their finger relative to the applicator to paint the nail. The innovation further includes methods for decorating a human nail. Embodiments include for example (i) using a positioning aid to place a user's finger beneath a camera; (ii) capturing an image of the user's fingernail; (iii) based on the captured image, determining at least one measurement of the fingernail or finger; (iv) calculating a print area based on the at least one measurement; (v) communicating the print area to the ink jet printer assembly; (vi) placing the user's finger in contact with a touchscreen of the portable electronic device; (vii) detecting that the user's finger is within the print area; and (viii) applying a nail-coating material to the print area. This patent application is still pending.

On February 22, 2017, the Company applied for a patent with the European Patent Office for an "Apparatus for Applying Coating to Nails". This patent application, application number 3179880, has the following description: The innovation includes a system that can paint a user's nail. The system can utilize a user's smartphone and use the touch screen and camera to detect the position of the user's nail. The system can further move an applicator to an appropriate position or instruct the user to move their finger relative to the applicator to paint the nail. The innovation further includes methods for decorating a human nail. Embodiments include for example (i) using a positioning aid to place a user's finger beneath a camera; (ii) capturing an image of the user's fingernail; (iii) based on the captured image, determining at least one measurement of the fingernail or finger; (iv) calculating a print area based on the at least one measurement; (v) communicating the print area to the ink jet printer assembly; (vi) placing the user's finger in contact with a touchscreen of the portable electronic device; (vii) detecting that the user's finger is within the print area; and (viii) applying a nail-coating material to the print area. This patent application is still pending.

On April 23, 2017, the Company applied for a patent in China for an "Apparatus for Applying Coating to Nails". This patent application, application number CN106998870A, has the following description: The innovation includes a system that can paint a user's nail. The system can utilize a user's smartphone and use the touch screen and camera

to detect the position of the user's nail. The system can further move an applicator to an appropriate position or instruct the user to move their finger relative to the applicator to paint the nail. The innovation further includes methods for decorating a human nail. Embodiments include for example (i) using a positioning aid to place a user's finger beneath a camera; (ii) capturing an image of the user's fingernail; (iii) based on the captured image, determining at least one measurement of the fingernail or finger; (iv) calculating a print area based on the at least one measurement; (v) communicating the print area to the ink jet printer assembly; (vi) placing the user's finger in contact with a touchscreen of the portable electronic device; (vii) detecting that the user's finger is within the print area; and (viii) applying a nail-coating material to the print area. This patent application is still pending.

On April 21, 2017, the Company applied for a patent with in Great Britain for an "Apparatus for Applying Coating to Nails". This patent application, application number 2546672, has the following description: The innovation includes a system that can paint a user's nail. The system can utilize a user's smartphone and use the touch screen and camera to detect the position of the user's nail. The system can further move an applicator to an appropriate position or instruct the user to move their finger relative to the applicator to paint the nail. The innovation further includes methods for decorating a human nail. Embodiments include for example (i) using a positioning aid to place a user's finger beneath a camera; (ii) capturing an image of the user's fingernail; (iii) based on the captured image, determining at least one measurement of the fingernail or finger; (iv) calculating a print area based on the at least one measurement; (v) communicating the print area to the ink jet printer assembly; (vi) placing the user's finger in contact with a touchscreen of the portable electronic device; (vii) detecting that the user's finger is within the print area; and (viii) applying a nail-coating material to the print area. This patent application is still pending.

Trademarks
On January 21, 2015, the Company applied for a trademark in the United States for the name "Preemadonna". This trademark application, application number 86509798, has the following classification: Class 001: Decorative spray coating; Inkjet Printer ink; Class 009: Downloadable computer software for creating, printing and/or sharing designs; ink-jet color printers; Protective covers and cases for cell phones, laptops, and portable media players; Class 035: On-line retail consignment stores featuring nail care kits comprising of nail polish for use with a mobile printing device, ink jet color printers, printer ink, protective covers specially adapted personal electronic devices, downloadable computer software for creating, printing and/or sharing designs; Providing incentive award programs for customers through issuance and processing of loyalty points for on-line purchase of a company's goods and services; Class 042: Providing a website featuring non-downloadable software for creating, printing and/or sharing designs. This trademark application is still pending.

On September 17, 2015, the Company applied for a trademark in the United States for the name "Preemadonna". This trademark application, application number 86760246, has the following classification: Class 003: Nail care kits comprising nail primer, nail polish base coat, nail polish, nail paint, decorative nail ink, nail polish top coat, all for use with a mobile printing device. This trademark application is still pending.

On September 17, 2015, the Company applied for a trademark in the United States for the name "Nailbot". This trademark application, application number 86760264, has the following classification: Class 003: Nail care kits comprising nail primer, nail polish base coat, nail polish, nail paint, decorative nail ink, nail polish top coat, all for use with a mobile printing device. This trademark application is still pending.

On September 20, 2014, the Company applied for a trademark in the United States for the name "Nailbot". This trademark application, application number 86401000, has the following classification: Class 003: Cosmetics and makeup; Class 009: Cases adapted for mobile phones; Computer game software for use on mobile and cellular phones; Digital colour printers; Ink jet printers; Printers; Robots for personal, educational and hobby use and structural parts therefor; Three dimensional (3D) printers; Three dimensional (3D) scanners; Class 028: Educational toys for teaching math principles to children, namely, manipulative blocks for displaying patterns and groupings; Class 035: Advertising and publicity services, namely, promoting the goods, services, brand identity and commercial information and news of third parties through print, audio, video, digital and online medium; Providing advertising services using 3D an animation designs; Class 038: Communications by means of mobile phones; communications by mobile phones; transmission of information through video communication systems; Transmissions of sound, video and information from web cams, video cameras or mobile phones, all featuring live or recorded materials; Class 041: Educational and entertainment services, namely, a continuing program about science, arts, music, computer programming accessible by means of mobile applications. This trademark application is still pending.

On February 18, 2014, the Company applied for a trademark in the United States for the name "Preemadonna". This trademark application, application number 86197161, has the following classification: Class 003: Nail care kits comprising nail polish for use with a mobile printing device. This trademark application is still pending.

On September 18, 2015, the Company applied for a trademark in Taiwan for the name "Preemadonna". This trademark was registered on April 1, 2017, registration number 1831211, has the following classification: Class 009: Downloadable computer software for creating, printing and/or sharing designs; Ink-jet color printers; Protective covers and cases for cell phones, laptops and portable media players. This trademark is issued.

On September 18, 2015, the Company applied for a trademark in Taiwan for the name "Nailbot". This trademark was registered on April 1, 2017, registration number 1831212, and has the following classification: Class 009: Cases adapted for mobile phones; cases for mobile phones; Computer game software for use on mobile and cellular phones; Digital colour printers; Ink jet printers; Printers; Robots for personal, educational and hobby use and structural parts therefor; Three dimensional (3D) printers; Three-dimensional (3D) scanners. This trademark is issued.

On May 7, 2015, the Company applied for a trademark in China for the name "Nailbot." This trademark application, application number 1281808, has the following classification: Class 007: Three dimensional (3D) Printers; Class 009: Inkjet Printers; Class 028: Robots for personal, educational, and hobby use and structural parts therefor. This trademark application is still pending. On May 7, 2015, the Company applied for a trademark in Japan for the name "Nailbot." This trademark application, application number 1281808, has the following classification: Class 007: Three-dimensional 3d printers; Class 009: Cases adapted for mobile phones; cases for mobile phones; computer game software for use on mobile and cellular phones; digital colour printers; inkjet printers; printers; three dimensional (3D) scanners. Class 028: Robots for personal, educational, and hobby use and structural parts therefor. This trademark was registered on May 5, 2015 with registration number 1281808. This trademark is issued.

On September 17, 2015, the Company applied for a trademark in China for the name "Preemadonna." This trademark was registered on February 23, 2017, registration number 1272523, and has the following classification: Class 003: Nail care kits comprising nail primer, nail polish base coat, nail polish, nail paint, decorative nail ink, nail polish top coat, all for use with a mobile printing device; Class 009: Downloadable computer software for creating, printing and/or sharing designs; Ink-jet color printers; Protective covers and cases for cell phones, laptops and portable media players. This trademark is issued.

Governmental/Regulatory Approval and Compliance
The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation
Over two years ago, the Company received written communications from a French proprietor regarding a not yet issued US patent. Counsel to the Company responded to these communications and has not received any further communications. There has been no activity on this matter in over two years.

Other
The Company's principal address is 1250 Borregas Ave, #75 Sunnyvale, CA 94089.

The Company has the following additional addresses: 665 Roble Ave, Unit E, Menlo Park, CA 94025.
Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$53,500
General Working Capital	95.00%	$23,750	95.00%	$1,016,500
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due post-closing of the closing of the campaign.

The Company has sole discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Herpreet Walia

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, President & Director, March 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Herpreet Walia has been Chief Executive Officer and President of Preemadonna Inc. since March 2013. Her responsibilities include developing high quality business strategies and plans ensuring their alignment with short-term and long-term objectives. Herpreet oversees all operations and business activities to ensure they produce the desired results and are consistent with the overall strategy and mission. Herpreet leads all product development and is the lead inventor of Preemadonna's Nailbot printing systems.

Education
University of Chicago, MBA 2010 IIM - Ahmedabad, (International Exchange Program) 2010 Northwestern University, BA 2004

Name
Jesse Draper

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, December 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Venture Capitalist, Halogen Ventures, L.P., January 1, 2016 – present. Jesse Draper is a General Partner at Halogen Ventures, an early stage venture capital fund focused on female founded consumer technologies. Jesse Draper is also the creator and host of 2015 Emmy nominated series, "The Valley Girl Show". She has produced and distributed over 300 interviews with the greatest minds in business, entertainment and technology.

Education
UCLA, BA 2006

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Herpreet Walia

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, President, & Director, March 2013 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Herpreet Walia has been Chief Executive Officer and President of Preemadonna Inc. since March 2013. Her responsibilities include developing high quality business strategies and plans ensuring their alignment with short-term and long-term objectives. Herpreet oversees all operations and business activities to ensure they produce the desired results and are consistent with the overall strategy and mission. Herpreet leads all product development and is the lead inventor of Preemadonna's Nailbot printing systems.

Education
University of Chicago, MBA 2010 IIM - Ahmedabad, (International Exchange Program) 2010 Northwestern University, BA 2004

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 1 employee in California, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company is authorized to issue 25,097,563 shares of common stock, par value $0.00001 per share (the "Common Stock"). Further, the Company has authorized 9,189,941 shares of preferred stock consisting of 1,914,719 shares of series seed preferred stock, par value $0.00001 (the "Series Seed Preferred Stock") and 7,275,222 shares of series seed-2 preferred stock, par value $0.00001 (the "Series Seed-2 Preferred Stock").

The Company has issued the following outstanding Securities:

Common Stock
On March 28, 2013, pursuant to a Restricted Stock Purchase Agreement, the Company's founder, Herpreet Singh Walia, purchased 9,400,000 shares of the Company's Common Stock at a purchase price of $0.0001 per share for aggregate proceeds of $940.00.

On April 1, 2013, pursuant to a Stock Purchase Agreement, WS Investment Company, LLC purchased 100,000 shares of the Company's Common Stock at a purchase price of $0.0001 per share for aggregate proceeds of $100.00.

In January 2017, the Company was accepted into the Founders Factory accelerator and issued Common Stock to Founders Factory in exchange for $43,505.00 and the provision of strategic services by Founders Factory to the Company. Of this amount, $37,511.00 was received in 2016. Founders Factory received 621,500 shares of Common Stock in the Company as part of the admission into the accelerator.

As of the date of this Form C there are 10,121,500 shares of the Company's Common Stock issued and outstanding.

Options
On April 26, 2013, the Company filed with the Department of Corporations, State of California, the Notice of Issuance of Securities relating to the adoption of its 2013 Equity Incentive Plan and allocated 500,000 shares of Common Stock to be issued under said plan. On November 22, 2014, the Board resolved to increase its option pool under said plan to 1,172,840 shares of Common Stock. 1,121,418 options were issued under said plan to five recipients at an exercise price of $0.01 to $.001 per share, with various vesting schedules. Currently, 1,121,418 options have vested, of which 671,418 have been exercised. Currently, 450,000 options remain issued and outstanding options have not been exercised and will expire if not exercised before August 6, 2023.

Series Seed Preferred Stock
Pursuant to a Stock Purchase Agreement dated November 26, 2014, SOS Ventures LLC ("SOSV") purchased 1,055,556 shares of Series Seed Preferred Stock at a per share price of $0.947 and an aggregate purchase price of $100,000.00. The Stock Purchase Agreement provides for anti-dilution protection for the purchaser whereby the Company would issue additional shares of Series Seed Preferred Stock for no additional consideration in order to maintain investor's 9.0% post-issuance fully-diluted ownership in the Company. On March 23, 2016, SOS Ventures LLC assigned its rights and obligations under this Stock Purchase Agreement to a related entity, SOSVIII LP ("SOSVIII"). On December 18, 2017, upon a qualified equity financing and conversion of outstanding convertible securities into shares of Series Seed-2 Preferred Stock, SOSVIII was granted 859,163 shares of Series Seed Preferred Stock for no additional consideration. As of the date of this Form C there are 1,914,719 shares of Series Seed Preferred Stock issued and outstanding.

Series Seed-2 Preferred Stock
The Company has also issued convertible securities, which have since converted into shares of Series Seed-2 Preferred Stock.

The Company issued convertible promissory notes to investors in two rounds (collectively the "Convertible Notes"). The Company first issued convertible notes between June 4, 2013 and May 31, 2015, pursuant to a series of note purchase agreements. The Company raised a total of $105,000 from six investors in this round (the "First Note Round"). These notes accrued simple interest at rate of 6.0% per annum.

Additionally, the Company issued a series of convertible notes to twenty-four investors between December 20, 2014 and January 15, 2017, pursuant to a series of note purchase agreements dated December 20, 2014, for the aggregate purchase price of $400,000.00 (the "Second Note Round"). These convertible notes also accrued simple interest at a rate of 6.0% per annum.

Further, on January 15, 2017, the Company issued a single promissory note with interest subject to conversion to a single investor in the amount of $65,000.00, with simple interest at a rate of 6.0% per annum (the "Jan. 15 2017 Note"). Pursuant to the Jan. 15 2017 Note, the principal amount was due and payable on August 2, 2017, and the interest was convertible into shares of Series Seed-2 Preferred Stock.

The Company also issued a SAFE (Simple Agreement for Future Equity) to a single investor in the amount of $25,000.00 on June 6, 2017 (the "SAFE"). This SAFE did not accrue interest.

Pursuant to a Series Seed-2 Stock Investment Agreement dated December 18, 2017, all outstanding convertible securities (including convertible notes and SAFEs) have converted into shares of Series Seed-2 Preferred Stock. The Convertible Notes, including principal and accrued interest of the First Note Round and the Second Note Round totaling $567,873.66 converted at a discount rate of 80%, or $0.191256 per share, and into 2,969,062 shares of Series Seed-2 Preferred Stock. Additionally, the $3,579.45 in interest due on the Jan. 15 2017 Note converted into 18,715 shares of Series Seed-2 Preferred Stock and the principal was repaid in full. The SAFE converted into shares of Series Seed-2 Preferred Stock at a price per share of $0.23907, resulting in the issuance of 104,571 shares of Series Seed-2 Stock to the SAFE holder.

Pursuant to the Series Seed-2 Stock Investment Agreement, an additional six investors purchased 2,091,438 shares of Series Seed-2 Preferred Stock a price per share of $0.23907 for the aggregate proceeds of $500,000.11.

As of the date of this Form C, there are 5,183,786 shares of Series Seed-2 Preferred Stock issued and outstanding.

The Company does not have any debt outstanding.

Valuation

The Company has not conducted an independent valuation. Based on the Offering price of the Securities, there is pre-Offering value ascribed to the Company. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is broadly held amongst more than twenty-five shareholders, including Herpreet Singh Walia, Halogen Ventures L.P. and SOSV III LP.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Herpreet Singh Walia	55.0%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals/milestones: Nailbot Product Development, Mobile Platform Development, Customer Acquisition and User Engagement, and Shipping Beta & Pre-Production Nailbot units to early Indiegogo and Kickstarter backers.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically the development and production of the first generation Nailbot printing system. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company has the following sources of capital in addition to the proceeds from the Offering:
$1,500,000 Series Seed 2 Financing with a first close of December 18, 2017 and subsequent closes in the following ninety days.

The Company's average monthly burn rate is $62,500.00.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
Company is working directly with several firms specializing in inkjet printing applications for hardware development. These engagements require capital expenditures for time and materials based engineering and product design work.

The Company solicited early product crowdfunding campaigns in 2016. The Company has committed to shipping early beta Nailbot units to Indiegogo backers and pre-production Nailbot units to Kickstarter backers.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 1,070,000 of Crowd SAFE (Simple Agreement for Future Equity) Units for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 6, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $10.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $5,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to:

(a) if the valuation of the Company immediately prior to such Equity Financing is less than or equal to $8,000,000.00, the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by the lowest price per share of the Securities sold in such Equity Financing;

OR

(b) if the valuation of the Company immediately prior to such Equity Financing is greater than $8,000,000.00, the quotient obtained by dividing the Purchase Amount by the Safe Price (see below).

The applicable denominator that is used above (either the lowest price per share of Securities sold in such Equity Financing or the Safe Price) shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

The "Safe Price" is equal to $8,000,000.00 divided by the "Fully Diluted Capitalization," which is the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to:

the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Right of Repurchase
The Company, at its sole discretion, may announce and implement a repurchase of the Crowd Safe for the greater of (i) the Purchase Amount paid by the Purchaser, plus a premium of 25% of that Purchase Amount or (ii) the fair market value of the Crowd Safe as determined by an independent third party.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any shareholder or voting agreements in place. Certain stock purchase agreements contain preferential voting, pro-rata and dividend rights to those respective purchasers.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal

equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company has the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Related Person/Entity	Amita Walia-Fazio
Relationship to the Company	Sister of Herpreet Singh Walia (Company CEO). Series Seed 2 Investor.
Total amount of money involved	$5,865.48
Benefits or compensation received by related person	Equity in Series Seed 2 Securities Offering
Benefits or compensation received by Company	Cash Investment of $5,000.00 on Convertible Note Dated 12/20/2014 which converted (principal + interest) into preferred securities in the Series Seed 2 financing.
Description of the transaction	The following family members of Herpreet Singh Walia participated in the Series Seed 2 financing of the Company. Related persons included Amita Walia-Fazio

Related Person/Entity	Matthew C. Levin
Relationship to the Company	Brother in Law to Herpreet Singh Walia (Company CEO)
Total amount of money involved	$5,000.87
Benefits or compensation received by related person	Equity in Series Seed 2 Securities Offering
Benefits or compensation received by Company	Cash Investment
Description of the transaction	The following family members of Herpreet Singh Walia participated in the Series Seed 2 financing of the Company. Related persons included Matthew Levin.

Related Person/Entity	Deneese Walia Levin
Relationship to the Company	Sister of Herpreet Singh Walia (Company CEO). Series Seed 2 Investor.
Total amount of money involved	$22,928.49
Benefits or compensation received by related person	Equity in Series Seed 2 Securities Offering
Benefits or compensation received by Company	Cash Investment totaling a principal of $20,000.00 with interest of $2,928.49 on Convertible Note dated 6/4/2013 and Convertible Note dated 12/20/2014 which converted into preferred securities in the Series Seed 2 financing.
Description of the transaction	The following family members of Herpreet Singh Walia participated in the Series Seed 2 financing of the Company. Related persons included Deneese Walia Levin

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Herpreet Walia
_____
(Signature)

Herpreet Walia
_____
(Name)

CEO, President, and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Herpreet Walia
_____
(Signature)

Herpreet Walia
_____
(Name)

CEO, President, and Director
_____
(Title)

February 6, 2018
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Executive Summary
Exhibit C   Advisory Board Members
Exhibit D   Customer Testimonials
Exhibit E   Video Transcript

EXHIBIT A

Financial Statements

EXHIBIT B

Executive Summary

EXHIBIT C

Advisory Board Members

Customer Testimonials

Video Transcript

Preemadonna, Inc.
(a Delaware corporation)

Unaudited Financial Statements

December 31, 2016 and 2015



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

January 8, 2017

To: Board of Directors, Preemadonna, Inc.
        Attn: Pree Walia
                pree@preemadonna.com

Re: 2016-2015 Financial Statement Review
        Preemadonna, Inc.

We have reviewed the accompanying financial statements of Preemadonna, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of income and cash flows for the periods thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

PREEMADONNA INC
BALANCE SHEET
As of December 31, 2016 and 2015
(Unaudited)

	2016	2015
TOTAL ASSETS		
Current Assets:		
Cash and cash equivalents	$ 43,148	$ 22,206
Total Current Assets	43,148	22,206
Non-Current Assets:		
Capitalized patent costs	65,334	38,804
Total Non-Current Assets	65,334	38,804
TOTAL ASSETS	$ 108,482	$ 61,010
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 76,955	$ 97,614
Total Current Liabilities	76,955	97,614
Non-Current Liabilities:		
Convertible notes	406,823	270,877
Total Non-Current Liabilities	406,823	270,877
TOTAL LIABILITIES	483,778	368,491
Shareholders' Capital		
Common stock (12,500,000 shares of $0.00001 par value authorized, 9,500,000 shares outstanding)	95	95
Preferred stock (1,800,000 shares of $0.00001 par value authorized, 1,055,556 shares outstanding)	100,000	100,000
Additional paid-in capital	44,771	7,260
Accumulated deficit	(520,162)	(414,836)
TOTAL SHAREHOLDERS' CAPITAL	(375,296)	(307,481)
TOTAL LIABILITIES AND SHAREHOLDERS' CAPITAL	$ 108,482	$ 61,010

The accompanying notes are an integral part of these unaudited financial statements.

PREEMADONNA, INC.
INCOME STATEMENT
For the Years Ended December 31, 2016 and 2015
(Unaudited)

	2016	2015
Revenues, net	$ 109,645	$ 0
Cost of revenues	0	0
Gross Profit	109,645	0
Operating Expenses:		
General and administrative	91,864	112,284
Sales and marketing	7,909	18,567
Research & Development	101,523	140,948
Total Operating Expenses	201,296	271,799
Loss from operations	(91,651)	(271,799)
Other Income (Expense):		
Other income	5,000	3,956
Interest income (expense)	(16,002)	(15,877)
Total Other Expense	(11,002)	0
Tax (provision) benefit	(2,673)	0
Net Loss	$ (105,326)	$ (283,720)

The accompanying notes are an integral part of these unaudited financial statements.

PREEMADONNA, INC.
STATEMENT OF RETAINED EARNINGS/(DEFICIT)
For the Years Ended December 31, 2016 and 2015
(Unaudited)

	Common Stock		Preferred Stock		Additional Paid-in Capital	Accumulated Deficit	Total Member's Capital (Deficit)
	Shares	Amount	Shares	Amount			
Balance as of January 1, 2015	9,500,000	$95	1,055,556	$100,000	$7,260	$(131,116)	$(23,761)
Net Loss						(283,720)	(283,720)
Balance as of December 31, 2015	**9,500,000**	**95**	**1,055,556**	**100,000**	**7,260**	**(414,836)**	**(307,481)**
Share issuance					37,511		37,511
Net Loss						(105,326)	(105,326)
Balance as of December 31, 2016	**9,500,000**	**$95**	**1,055,556**	**$100,000**	**$44,771**	**$(520,162)**	**$(375,296)**

The accompanying notes are an integral part of these unaudited financial statements.

PREEMADONNA, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2016 and 2015
(Unaudited)

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$(105,326)	$(283,720)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase (Decrease) in accounts payable	(20,659)	47,271
Net Cash Used In Operating Activities	(125,985)	(236,449)
Cash Flows From Investing Activities		
Development of patents	(26,530)	(38,804)
Net Cash Used In Investing Activities	(26,530)	(38,804)
Cash Flows From Financing Activities		
Cash provided from increase in convertible notes	135,946	185,877
Proceeds of preferred share purchases	0	75,000
Proceeds of common share purchases	37,511	6,370
Net Cash Provided By Financing Activities	173,457	267,247
Net Change In Cash	20,942	(8,006)
Cash at Beginning of Period	22,206	30,212
Cash at End of Period	$43,148	$22,206
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	2,673	0

The accompanying notes are an integral part of these unaudited financial statements.

PREEMADONNA, INC.
NOTES TO FINANCIAL STATEMENTS
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Preemadonna, Inc. (the "Company") was incorporated on March 12, 2013 ("Inception") in the state of Delaware. The Company is headquartered in California. The Company is in its pre-production stages but has designed and produces a consumer platform that decorates fingernails. Herpreet Singh "Pree" Walia is the chief executive officer and president of the Company.

Since Inception, the Company has relied on securing loans and shareholder advances to fund its operations. As of December 31, 2016 and 2015, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2016 and 2015, the Company is operating as a going concern. See Note 1 and Note 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2016 and 2015, the Company had $43,148 and $22,206 of cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2016 and 2015, the Company had no accounts receivables.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Shipping and Handling Costs
Shipping and handling costs are recorded as cost of revenue and amounts billed to customers for shipping and handling costs are recorded in revenue.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, no impairment was recorded for the years ended December 31, 2016 and 2015.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Patents
The Company is pursuing relevant patent protection for various design and utility aspects of its platform and products. Under the provisions of GAAP, the Company records the legal costs associated with the filing and completion of its patent application as a long-term asset. Once the asset is secured, the Company will amortize the patent in accordance with GAAP over its useful life and test for impairment. As of December 31, 2016 and 2015, the company has recorded capitalized patent costs of 65,334 and 38,804, respectively.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For December 31, 2016, there is an income tax provision for the Company of $2,673 which primarily consists of state minimum taxes. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2016 and 2015, the Company had not recognized any benefits for uncertain tax positions.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements
In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – CONVERTIBLE NOTES

The Company has entered into a number of convertible loan agreements with strategic shareholders. These convertible notes have similar or identical features, principally, that accrued interest is capitalized to the principal of the note and that the notes may or will convert to preferred stock at specified discounts upon certain future events.

None of these note agreements have been converted into preferred stock as of December 31, 2016 and 2015, though interest on the notes has been expensed and capitalized to the note balance.

NOTE 4 – CAPITALIZED PATENT COSTS

Capitalized patent costs as of December 31, 2016 and 2015 consists of the following:

	December 31,	
	2016	**2015**
Legal fees	65,334	38,804
	65,334	38,804
Less accumulated depreciation	0	0
	$ 65,334	$ 38,804

No amortization or impairment of the capitalized patents has occurred as of December 31, 2016.

NOTE 5 – SHAREHOLDERS' CAPITAL

The Company has issued common and preferred stock to investors. The Company has issued 9,500,000 shares of the authorized 12,500,000 shares of common stock as of December 31, 2016 and has issued 1,055,556 shares of the authorized 1,800,000 shares of preferred stock as of December 31, 2016. The Company has reserved 1,172,840 common shares in an incentive pool to be granted in the future to key employees, contractors and members of the board of directors.

As discussed in Note 9, the Company received $37,511 from the Founders Factory accelerator in 2016 (Founders Factory paid an additional $5,994 in 2017). This amount was received by the Company in exchange for shares that were issued to Founders Factory in 2017.

NOTE 6 – RELATED PARTY TRANSACTIONS

Ms. Walia is the Company's controlling shareholder and chief executive. Transactions between her and the Company may not be at arm's length. As of the report date, there were no related party transactions requiring disclosure.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or its founder.

NOTE 8– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2013 and has incurred a loss in each of the years ended December 31st since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 9) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Founders Factory Accelerator
In January 2017, the Company was accepted into the Founders Factory accelerator and issued common stock to Founders Factory in exchange for $43,505 and the provision of strategic services by Founders Factory to the Company. Of this amount, $37,511 was received in 2016. Founders Factory received 621,500 shares of common stock in the Company as part of the admission into the accelerator.

Series Seed 2
In December 2017, the Company completed a secondary financing ("Series Seed 2") led by Halogen Ventures. In the Series Seed 2 financing, 5,183,786 shares of preferred stock were issued. In exchange for the issuance of the preferred shares in the Series Seed 2, the Company received cash of $500,000 and all existing Convertible Notes (see Note 3, above) and Simple Agreements for Future Equity ("SAFEs") ($25,000 of SAFEs were issued in 2017) were converted to equity. Jesse Draper, an experienced investor, joined the board of directors of the Company upon the closing of the Series Seed 2 fundraising.

Anticipated Crowdfunded Offering
In the early part of 2018, the Company is offering up to 1,070,000 SAFEs for up to $1,070,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $50,000 in this offering and up to $1,070,000 maximum.

The Crowdfunded Offering is being made through OpenDeal Inc., (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and a SAFE equivalent to 2% of the securities issued in this offering.

Management's Evaluation
Management has evaluated subsequent events through January 8, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.



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Republic

Company Name	Preemadonna
Logo	
Headline	Preemadonna powers the Nailbot - the smartphone nail art printer!
Cover photo	
Hero Image	









Tags	Women Founders, Hardware, Consumer Goods, Tech, Beauty products, B2C

Pitch text

Deal Highlights

- Active Seed Round led by Halogen Ventures - $1.1M raised to date
- Nailbot: Disrupting the $15B+ Global Nail Care Market
- Grassroots Support: 33,000+ Nailbot waitlist subscribers, Community partnerships & Ambassador recruitment

- Intellectual Property Protection
- Winners of Best Product Using Computer Vision @ Embedded Vision Summit; TechCrunch Disrupt Startup Battlefield Finalists; First Runner Up, Robot Launch; FounderMade's Future of Beauty Challenge Winner
- Strategic Accelerator Participation: Founders Factory & HAX Hardware



Problem

Women have painted their nails with lacquer, polish, henna, ink or other substances for over 5,000 years to express themselves creatively. Nails can change from week to week or even day to day. Yet we still predominantly use a method that has not changed in a century.

Analog Methods: **DIY** can be **messy**. **Nail Salon** trips are **inconvenient** & **expensive.**





Solution

Nailbot – Turn your smartphone into a portable nail salon!



Preemadonna has created a family of Nailbots - devices that automate the nail decoration process. Lacey, the first Nailbot, prints instant custom nail art directly on nails using your smartphone! We leverage the vision capabilities and processing power of your smartphone to make the Nailbot affordable and accessible.

How Nailbot Works

Prep



We

recommend painting your nails with a lighter colored base polish to make the art pop. You can use any major brand, but we will recommend and include polish in the Nailbot Kits. You will also need to use a pre-print polish that comes in the Nailbot kit. have plans down the road for creating our own 2 and 1 formulation (base polish + pre-print coat.)

Personalize



Choose whatever

you'd like to print from our mobile application that works with the Nailbot. The mobile app is paired wirelessly and is your entertainment portal during the entire Nailbot prep and printing process. You will be able to select licensed art from partner galleries, free art from open source galleries, import from your camera roll or select third-party applications, and eventually design within the app.

Print



Put your finger in the finger cradle of the Nailbot (if Lacey or Grace Nailbot) and tap print on the screen of your smartphone. In about five to ten seconds that image will print on your fingernails.



Why We Are Unique
Intellectual Property



Preemadonna has protected its technology and brand through its strategic international patent portfolio and trademark positions. Specifically, Preemadonna owns the IP directed to several aspects of the innovative Preemadonna system and processes. As of February 5, 2018, Preemadonna has one issued US patent and additional assets in the US, Europe and Asia. Preemadonna also has trademark applications in a number of jurisdictions for its brand and product lines.

For more details, please refer to our Form C Patent and Trademark Application Section

Product Roadmap: Family of Nailbots

We have been working on various models and configurations of the Nailbot to address different segments of the market. For example, the Tess Nailbot uses an ampule or pod and contains material more similar to traditional nail polish. Our goal is to eventually decorate the entire nail to automate the polish change. Our intellectual property portfolio also reflects this vision.



NAILBOT ROADMAP
LACEY
2018
STARTER NAILBOT
Focus of Immediate Investment
GRACE
2019
FULL NAIL COVERAGE
GRACIE
2020
TOY CAPABILITY
TESS
2021
WORKS WITH PODS

**The features, components, mechanisms, launch dates, printing specifications and industrial designs of the Nailbot product family are preliminary and subject to change.*

Business Model

1. Hardware. Preemadonna charges for Nailbot Kit (includes Nailbot printer, starter cartridge, starter nail care kit).
2. Mobile Platform. Preemadonna also charges consumers for advanced features of the mobile application that powers the Nailbot. Preemadonna may also receive revenue from brands and partners seeking to advertise or monetize on Preemadonna's platform to reach Preemadonna's consumer base.
3. Consumables.* Preemadonna plans on monetizing nail care replacement kits that work with the Nailbot that we can send directly to consumers based on usage of the Nailbot.

**In future generations of the Nailbot, Preemadonna may generate more revenue from recurring physical consumables.*



BUSINESS MODEL



NAILBOT KIT

DTC: $199*



MOBILE MARKETPLACE

Nail Art Collections

Brand Partnerships

Interactive Entertainment



NAIL CARE KIT REPLACEMENT

*These are estimate pricing models and are subject to change.

Traction

1. Technology Accolades: Winners of Best Product Using Computer Vision @ Embedded Vision Summit; TechCrunch Disrupt Startup Battlefield Finalists; First Runner Up, Robot Launch; FounderMade's Future of Beauty Pitch Challenge Winner
2. Grassroots Mobilization: Get out the Nailbot

- 33,000+ Nailbot Email Waitlist: Driven by Social Media Videos & Live Demos
- 1,300+ Volunteer Preemadonna Ambassadors Sign-ups

- Sponsors of G.I.R.L. 2017, the 54th Annual Convention of Girl Scouts of USA . This was the largest girl-led event for girls and young women in the world. Preemadonna showcased our Nailbots and prototyping journey to 10,000 attendees to drive customer education & support.
- Community Partner Testimonials





"Our students were inspired by their journey, tenacity, and ingenuity ... We are especially appreciative that they have made their MakerKit available to inspire young students to get involved in STEM."

Darren Kessner,
Malborough School, Math & Comp Sci Instructor



"At our event "The Nailbot for MakerGirl," the girls learned how the first iterations of the Nailbot used 3D printing for their prototypes ... Preemadonna is using creativity and innovative technology that girls love using to spark their interest in STEAM."

Julia Haried,
MakerGirl Co-Founder & Executive Director



"[Their mission is] something I feel incredibly passionate about on a personal level ...They've shown remarkable level of traction in a short time frame, and ... I can't wait to witness their continued success."

Adriana Gascoigne,
Girls In Tech CEO & Founder



"The Nailbot and DIY Maker Kit are exceptional educational devices that bridge the worlds of creativity and technology."

Brandy & Loren,
Preemadonna Parent & Ambassador

3. Mobile platform outreach. Since emerging from stealth, Preemadonna initiated Facebook Live Nailbot demonstrations with several media brands and influencers with large female consumer audiences which resulted in customer education, product awareness and waitlist signups. Entities that have agreed to have Nailbot art collections upon launch include Brit + Co, Hello Giggles, Cute Polish & MakerGirl.



             

Nailbot Nail Art Collection -Cute Polish
Powered by Preemadonna

Thanks, Cute Polish!

Press





"PREEMADONNA TURNS YOUR SMARTPHONE INTO A NAIL SALON"

TechCrunch



"Could A Nail Art Printer Be Girls' Gareway To The Tech World?"

NPR



"Preemadonna is a nailbot device and app that enables users to design and print art onto their nails using their phones"

Forbes



"The company hopes the Nailbot will inspire young girls to learn about tech and design"

Business insider

   

   

Nail Care is a $15b Global Market.



MARKET SIZE: NAIL CARE

Figures are estimates based on internal market research



$1b
Total USA
(Nail Polish + Nail Accessories)*

$7.4b
Total USA Market
(All nail care)*

$15b
Total World Market
(All nail care)*

INITIAL MARKET OPPORTUNITY

Average US Teen Spends **$963** annually on cosmetics/accessories



21M
Girls (age 8-18)
in the U.S.

92%
Decorate nails
regulary

14%
Decorate nails daily

Preemadonna is first focusing on the pre-teen and teen segment of girls ("Preemadonnas") in the United States (21M total)
decorate their nails regularly. 92% of girls aged 8-18 decorate their nails regularly (at least once a month) and 14% decor
their nails at least once a day. It is the most popular form of cosmetic amongst that demographic. The average US teen spends

around $963 on cosmetics and accessories. Our first product, the Lacey Nailbot, addresses this target segment and acts as a "Snapchat for Nails" with its instant fun prints on demand.

Our strategy is to grow with these Preemadonnas and eventually provide an experience for every Preemadonna in the home - whether you are 6, 16, 36 or 56. We intend to deliver a Nailbot that suits your needs from our starter Nailbot (Lacey), toy Nailbot (Gracie Nailbot) to full nail art coverage (Grace Nailbot) to eventually a Nailbot that paints your nails with a one time use pod or capsule (Tess Nailbot). The hardware kits (Nailbot) are powered by our Preemadonna software, art and content marketplace.

*Nailbots are named after inspirational women. Lacey is named after Ada Lovelace. Grace and Gracie are named after Grace Hopper. Tess is named after Tess McGill - Pree's favorite character in the movie Working Girl.

*Select Market Size Sources: Statista; Grand View Research Inc., Mintel; Statista

COMPETITIVE LANDSCAPE

	02Nail Printer or Nail Printer Kiosk	Traditional Nail Company	PREEMADONNA
Brand	Unfocused & Poor Positioning Unclear	Traditional Media Focus Celebrity Spokesperson	Social and Digital Focus Ambassadors and Influencers
Product offering	Nail Printer for Nail Salon or Shopping Mail @ $700-$5000 USD	Nail Polish and Nail Accessories	At Home Nailbot and Digital Nail Art below $199 USD
Customer Engagement	Salon+Distributor Fragmented	Traditional Retail Channel One-sided Communication	Interactive Engagement Seamless Nail Art Co-Creation+Sharing

Preemadonna Vision: Creative Expression Economy. Nails are the first step. We plan on leveraging the same art marketplace, connected hardware expertise, mobile printing architecture, and customer outreach to enter other lucrative categories including temporary tattoos and henna tattoos, wearables and crafts.



PREEMADONNA ECOSYSTEM

Products



| Nail | Tattoo | Crafts | Wearable |

Platforms



| Art | Open Source | Interactive Entertainment |

Communities



PREEMADONNA

Technologies



Consumer Hardware	AI / AR	Materials Science
3D Printing	Computer Vision	Cosmetics
Inkjet	CNN	Ink Formulation
Robotics	Nail & Hand Mapping	

Fundraising
INVESTORS



Jesse Draper

   

Preemadonna closed a $1.1M seed round in late December 2017 from prominent industry investors. Jesse Draper lead the round with Halogen Ventures and took a board seat. All existing convertible notes or safes converted in the seed round (the $1.1M raise reflects this conversion.) Other investors include Per Capita Ventures, SOSV, QVP, Helen Greiner (co-founder iRobot), Charles Huang (founder, Guitar Hero), Meghan Asha (CEO, FounderMade), & Charles Songhurst. Preemadonna

also selected for the following prestigious accelerators: HAX Hardware (Shenzhen, China) & Founders Factory (London, United Kingdom).

Our Focus: Ship the Lacey Nailbot!

We emerged from stealth mode in late 2015 and have been improving prototypes, incorporating customer feedback and raising capital from value add investors. We are committed to shipping Nailbots to our Indiegogo and Kickstarter backers this year (approximately 750 units) with beta and pre-production units, before we open up pre-sales to our existing waitlist.





THE NAILBOT

Today
Seed round
4/2018
Pilots
6/2018
Beta
9/2018
Pre-production
10/2018
Pre-sales
Convert 33,000 + waitlist

Building a Technology Company with the Next Generation of Girls



Preemadonna
create
design
invent

Bringing the Nailbot to market requires the skillsets, experiences and perspectives of diverse group. Our team reflects the ambitious mission of Preemadonna - mobilizing the next generation of technologists, democratizing self expression and inspiring creativity with on demand printing applications. Our management team is complimented by an all star roster of Preemadonna artists, coders and marketers that both use and create our products and platforms. Read more here.



FOUNDERS



Pree Walia
CEO

2 Connected Hardware Startups
Political Organizer
University of Chicago MBA



Casey Schulz
R&D

NASA
Lawrence Livermore National Labs
Carnegie Mellon M.E.

Pree Walia is the CEO & Co-founder of Preemadonna. Previously, Pree worked at high growth venture backed hardware start-ups focused on LED lighting and building automation. Pree started her career working in grassroots politics across the United States. She is passionate about causes that impact women and girls and is a certified volunteer domestic violence counselor. Pree serves on the Board of Advisors for MakerGirl, a nonprofit that inspires young girls to pursue STEM fields. Pree was named one of the "25 Women in Robotics You Need to Know About" by Robohub. She holds an MBA from the University of Chicago and a BA from Northwestern University, and is a Delta Delta Delta.

Casey Schulz is a co-founder at Preemadonna. Casey has diverse systems engineering experience building quadcopters, satellites, cartesian robots and small motion control systems. Casey has worked at NASA Ames, the National Ignition Facility at Lawrence Livermore National Laboratory, Accel Biotech and Techshop. Casey holds an MS in Mechanical Engineering from Carnegie Mellon University and a BS in Mechanical Engineering from Santa Clara University. She loves crafting and is passionate about teaching girls and diverse communities about technology, especially robotics, through her work.

Jesse Draper is an investor in Preemadonna and serves on the Board of Directors. She is the founding partner of Halogen Ventures, as well as creator and host of 2015 Emmy nominated television series, "The Valley Girl Show". Jesse is a 4th generation venture capitalist. Through her show and ventures, she's helped pioneer the way in digital media and has an initiative to interview 50% women in technology. She is a new mom, a graduate of UCLA and a Kappa Kappa Gamma. Jesse is the ultimate Preemadonna and passionately supports our mission to build a female consumer technology company for the next generation of girls.



Why Preemadonna matters to me.

The past 5 years of my life have been spent bringing Preemadonna to life. What started as just a big idea - a robot to decorate nails ("jetson" style) turned into my passion. Along the way, I encountered public successes and setbacks. I recruited makergirls, engineers, interns, coders, hackers, artists, and other investors that believed in a technology company for the next generation of girls. **The Nailbot is not just a beauty device to us, it's a tool to express ourselves creatively.** We want our Preemadonnas to make, design and eventually code their own art. **We want our users to be creators of technology.**

SMART BEAUTY

Some ask why the name of the company is Preemadonna and not Nailbot. Well, it's simple to me. Nailbot is a product line, and a very exciting one. But the Nailbot will only get better (and cheaper) the more it's used by our community. Our community is full of dynamic and creative young women with big dreams and innovative skill sets that still enjoy a traditionally "feminine" beauty routine with nails. That's not a contradiction. We feel like Preemadonnas when we get our nails polished, and the Nailbot is the enabler of that experience.

Being a Preemadonna really means that you are original and comes from the Italian for "first lady". Over the years, it's been given a negative connotation for someone that is too pushy or "diva" like. We believe it means someone that is smart, beautiful, original, creative and dynamic. **We are taking back the word** and turning it into something that is overtly considered feminine and simultaneously powerful— **Preemadonna.**

We've worked on this venture because it's part of a bigger ecosystem and movement. It's bigger than just increasing the number of women in STEM & STE(A)M, it's bigger than changing the ratio of women in venture capital or female CEOS—it's about channeling the power of being born or identifying as a woman, with all of its gender constructions and assumptions, into something extraordinary using our consumer power and investing in other girls and women.

Thank you for considering an investment and joining our mission. We will make you proud.

Pree Walia

#GoNailbot

Invest in Preemadonna

Team

	Pree Walia	CEO & Co-Founder	UChicago MBA; Early Stage Connected Hardware Experience; Community Organizer
	Jesse Draper	Board Member & Investor	Founding partner of Halogen Ventures. 4th generation venture capitalist.
	Casey Schulz	Co-founder	Expert Hacker. Mechanical Engineer with focus on robotics. Carnegie Mellon M.E.
	Ravi Apte	Mobile App Development	Creative Technologist. Software Engineer.
	Marne Pike	Community	Digital Strategist. Community Builder.
	Kyra Wayne	Artist & Product Manager	UI Engineer; Artist; Product Manager

	Andre Neumann-Loreck	Manufacturing & Ops Advisor	Led Operations and Engineering in large and small companies including Quantum, Cisco Consumer Products (Linksys and Flip Video) and Pure Digital Technologies (Flip Video).
	Christina Trampota	Advisor	Partnerships. Mobile Marketing.
	Preemadonna Interns	Artists. Coders. Makers.	Read more about us! http://www.preemadonna.com/team

Perks

$10 — You will receive waitlist priority on our next Nailbot pre-order campaign. (Estimated in October 2018. Shipment estimated in 2019.) *See FAQ for perk specifics*

$25 — 10% off of Nailbot & priority on waitlist during our next pre-order campaign (Estimated in October 2018. Shipment estimated in 2019). You will receive a discount code by email to use at that time. **See FAQ for perk specifics**

$1,000 — 1 Lacey Nailbot. Estimated in November 2018. Please note that shipping is limited within the USA. ***Your unit will ship after backers on IGG & Kickstarter receive their early units.***

$5,000 — 1 Lacey Nailbot. Estimated November 2018. Please note that shipping is limited within the USA. Quarterly group investor conference calls with Preemadonna CEO. ****Your unit will ship after backers on IGG & Kickstarter receive their early units.****

FAQ

What do I receive for my PERK?

PERK Details:

*Each investor selecting the $10 perk will be alerted of the next pre-order campaign via email at least twice before the rest of the Nailbot email waitlist.

**+ Perk above. Each investor selecting the $25 perk will be given a 10% discount code to pre-order the Nailbot. Discount codes will be issued after this Republic campaign ends and at least 2 weeks before the start date of the next pre-order campaign (estimated late October 2018). Shipping costs are not included in any preliminary direct to consumer pricing. Shipping dates for the next pre-order campaign are estimated, subject to change and anticipated to begin in January 2019.

***Each investor selecting the $1,000 perk will receive 1 Naibot. Shipping is guaranteed only within the United States for this perk. Nailbots will only ship after Preemadonna ships its committed units to Indiegogo and Kickstarter backers.

****Each investor selecting the $5,000 or more perk will receive 1 Naibot. Shipping is guaranteed only within the United States for this perk. Nailbots will only ship after Preemadonna ships its committed units to Indiegogo and Kickstarter backers. Group investors calls will be scheduled once every three months at the discretion of Preemadonna's CEO. The schedule of these calls will be outlined by Preemadonna after this Republic campaign ends.



EXHIBIT C
Preemadonna Select Investors & Advisory Board

Preemadonna Investor. SOSv is the "accelerator" venture capital and investment management firm that provides seed, venture and growth stage funding to startup companies in the technology sector. SOSv runs a number of accelerators including the HAX hardware accelerator in Shenzhen, China. Preemadonna was selected for the HAX hardware accelerator and graduated from this program in May 2015.

Preemadonna Investor. Halogen Ventures is an early stage venture capital fund focused on female founded consumer technologies. Halogen's General Partner is experienced investor, Jesse Draper. Jesse sits on the Board of Directors of Preemadonna.

Preemadonna Investor. Helen Greiner is the CTO of CyPhy Works. She commands a presence in the field of robotics. Co-founding iRobot (NASDAQ:IRBT) in 1990, Ms. Greiner served as President until 2004 and Chairman until 2008. During her tenure, Ms. Greiner guided iRobot into its position as a global leader with the release of the Roomba™, the PackBot™ and SUGV military robots. She built a culture of practical innovation and delivery that led to the deployment of 6,000 PackBots with our troops. In addition, Ms. Greiner headed up iRobot's financing projects, raising $35M in venture capital for a $75M initial public offering. Greiner holds a bachelor's degree in mechanical engineering and a master's degree in computer science, both from the Massachusetts Institute of Technology.

Preemadonna Investor. Charles Huang is a Co-founder of Guitar Hero. Charles is currently the co-founder and CEO of Indigo 7. He Co-Founded RedOctane Inc in 1999 and served as its Chief Operating Officer and Vice President of Business Development. Charles is an active, serial angel investor. He holds a BA in Economics and Asian Studies from the 1988 to 1993 at University of California at Berkeley.

Preemadonna Investor. Lon Chow is a Partner at KDWC Ventures. Prior to joining KDWC, Lon was a general partner with Apex Venture Partners, a Chicago-based venture group, where he spent 18 years investing in software and software-enabled businesses. Prior to Apex, Lon was a partner with Mercer Management Consulting (formerly Strategic Planning Associates), where he developed and implemented growth strategies for clients in computing, media, and telecommunications industries. He also held various operating management positions with Pacific Telesis. Lon received an MBA from the Wharton School and a BA from the University of California, Davis.

Preemadonna Investor. Jon Vein is a business executive and entrepreneur. He is the co-founder of MarketShare, a software company. Prior to co-founding MarketShare, he served as Chief Operating Officer of Michael Ovitz's AMG (Artists Management Group) and APG (Artists Production Group). Jon also helped to lead animation production company Film Roman, and he was co-founder of entertainment law firm, Dern & Vein.

Preemadonna Investor. Gladys Monroy, was the co-chair of Morrison & Foerster's intellectual property group and voted Best Patent Attorney 2014. Her practice included strategic counseling, comprehensive patent portfolio management, interferences, reexaminations, and reissues. Dr. Monroy represented companies of all sizes in the areas of patent prosecution and technology transfers, involving many technologies within the field of life science. Dr. Monroy has previously held numerous leadership positions in intellectual property law associations, such as President and Board of Directors member of the Silicon Valley Intellectual Property Law Association, and Executive Committee member of the California State Bar Intellectual Property Section. She has received many honors, including being elected to the IP Law & Business Patent Prosecution Hall of Fame and being named by Chambers Women in Law as Intellectual Property Lawyer of the Year. Prior to her career in law, Dr. Monroy was a post-doctoral fellow at the Einstein College of Medicine and an Assistant Professor of Microbiology at New York Medical College. She received her MS and PhD in biochemistry from NYU.

Preemadonna Advisor. Christina Trampota leads dynamic companies as they continue to innovate and evolve with the mobile and digital technologies of today and tomorrow. As Senior Director of Global Marketing Innovation at Visa, she is responsible for shaping Visa's marketing innovation agenda to drive brand and business results. Her previous experiences include AT&T, Motorola, and a variety of mobile startups. She holds a MBA from the

University of Chicago and a BBA from the University of Texas at Austin. Christina also teaches Digital and Mobile Marketing as an Adjunct Faculty Member at San Francisco State University.

Preemadonna Advisor. Andre Neumann-Loreck is Founder and General Partner of Ops On Tap, providing Operations services to hardware startups. Previously, Andre was vice president of engineering, manufacturing and operations for Cisco Consumer Products. Andre has built and led successful teams at Pure Digital Technologies, Photo Access and Auction Watch. All three companies were venture backed start-ups and Andre served as Chief Operating Officer at all three firms, and delivered industry leading products on-time.

Preemadonna Advisor. Janet Peterson. is a serial entrepreneur with 15+ years working with start-ups and General Manager of XC Spec. She leads all aspects product development and deployment working with engineering and outside partners at XC Spec - from concept through high volume manufacturing. Her vision is to extend connected HVAC energy solutions, based on the Internet of Things (IoT), including mobile apps, cloud computing and various connected hardware devices. Currently Jan is active member of the WHPA Title 24 activities for economizers.   Jan started her electronics career as a radio technician for Motorola, so she has an appreciate of fixing things in high and often exposed conditions.   Jan's background includes working with with ARPA and Berkeley during development of many of the Internet protocols. Jan holds an undergraduate degree from University of Illinois and a Masters from Illinois Institute of Technology.

Preemadonna Advisor. Jan D'Alessandro is a partnership builder, focused on harnessing the power of digital media to make the world a better place. She has held senior positions at AOL, Yahoo, Topspin Media (acquired by Apple), The Find (acquired by Facebook) and Place, a mobile and web platform (founded by Lady Gaga) that enables anyone to create, join and discover communities of like-minded people.

Preemadonna Advisor. Rohini Pandhi is the Product Lead at Square and spent a number of years as the Senior Product Manager at PubNub, a startup providing a global Data Stream Network for developers. In her free time, she also advises tech startups in the Bay Area. Her previous experiences have been in building new products with entrepreneurs, developing and marketing existing product lines for startups, and creating innovation strategies for larger corporations. Rohini is from the Midwest and studied Computer Engineering from the University of Michigan (Go Blue!) and completed her MBA from the University of Chicago.

Preemadonna Advisor. Ravi Apte is a creative technologist at heart and feels passionate about bringing value to people & businesses in a way that is simple, useful and empowering. Having graduated with honors with a Bachelors & Masters Degree in Computer Science from University of Texas, Ravi is a full stack software engineer with hands on expertise in distributed computing in Java & mobile app development in iOS. He has held several engineering positions and is exposed to a broad range of technologies & systems prior to heading Left Right Mind, a mobility solutions design & development consulting firm.

Preemadonna Advisor. Ethelbert Williams was most recently the CMO of InstaNatural and previously led global brand strategy, integrated marketing and communications planning at Kimberly-Clark Professional. Ethelbert's brand marketing experiences span some of the largest consumer product corporations in the world, including Procter & Gamble and Unilever. While at Starcom MediaVest Group, He drove integrated marketing communications planning for a range of multinational brands. Ethelbert holds a BS from the Medill School of Journalism at Northwestern University.

How would you use the Nailbot!?

Angi Ondreck Sep 14, 2016

Working with Special Education children who would never be able to sit through a regular nail session. This printer will bring joy and happiness to many girls and their families who want beautiful nails, but who never thought that it was possible.

Laura Melguizo Pérez Sep 2, 2016

I would offer a way to promote several projects, and crowdfund for them, with nail art parties and so on. Fun and solidarity at the same time!

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Priscilla Croft Sep 9, 2016

My 12 year old daughter and I would use it to spend some time being creative together. It would be fun for her girlie sleepover parties! We'd share the excitement with all her friends and their families. My 9 year old son wants to print trucks on his nails, I'm excited he can be included and the art doesn't have to be just for girls.

Brooke James Sep 2, 2016

I would use it to do my nails everyday and I would make sure to let my friends try it too but I'd also make them get one themselves!

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R JLS Sep 3, 2016

...I plan to use the Nailbot to unleash unlimited creativity!

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Allyson Shall Jul 9

To create my own unique designs and be able to share them through something I love, my nails!

Lexus Toye Sep 2, 2016

I think it would be an awesome way for girls to show off some rad designs that symbolize female empowerment!

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Amanda Alvarez-Rocha Jul 6 from iOS

My 7 year old daughter is on the autism spectrum. She loves getting pedis at "the toenail store." I'd use it as a reward for good behavior & following rules. Every week, if she met her goals and behaved well during her ABA sessions, I'd let her design herself a mani (or pedi)!

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Colleen Kosti Sep 11, 2016

I would use Nailbot for my QUEST girls mentorship course - we use beauty to build self-esteem and enjoy fun lessons using creativity, beauty and role models.

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Alya Aljaber Mar 31

I would use nailbot for decorating my nails, instead of going to saloons every week it would make it easier.

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Constance Strawn May 16

As both a licensed nail tech and certified engineer, I would take it to maker events where I could not only show young ladies that they have a place in technology but also get the A (art) back into STEM where it belongs.

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Bella Meraz Feb 9

I would nailbot to do nails and to teach girls that we can do anything. Also to teach girls how technology can be great for anything you do and as long as believe it can happen.

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EXHIBIT E
Video Transcript

Pree Walia: Hello World, I'm Pree. Three years ago, I had this big idea, I wanted to build the Nailbot, the smartphone nail art printer. And after hard work and perseverance, we did. The Nailbot uses your phone to print art directly onto your fingernails and it's instant. Here's how it works. First prep your nail. You have to manually paint your nails with a light-colored base coat. We recommend white, because it really makes the art pop. Next, choose the images you'd love to print. Whether it's pictures of your best friends, your dog, your cat, or one of the 3,000 free emojis and icons in our mobile app. And eventually your own art designs. Finally, tap print and in about 5 seconds that art will appear.

Kyra Wayne: I'm a product manager here at Preemadonna, I'm a coder, but I'm also an artist. and in developing the Nailbot, we've truly created a product where art meets engineering.

Pree Walia: We built the Nailbot for you. For the engineers, the hackers, the coders, the artists, the coders. The Nailbot is powered by smart and dynamic technologists. We call ourselves Preemadonnas. And together with your support, we can build seriously fun technology with the next generation of girls. Thanks for watching. Go Nailbot.